2701 E. Grauwyler Rd. Irving, TX 75061 972-579-6000

March 28, 2006

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:	BancTec, Inc.
Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

In order to provide a thorough basis for the discussion of the 2004 adjustment to deferred revenue, this letter contains additional detail of the fact surrounding this transaction in reference to the letter dated January 30, 2006 (the “Staff’s Letter”), from the Staff of the Securities and Exchange Commission.

We would like to set up a conference call to discuss the remaining open issues and come to a resolution on your questions.  We will be contacting you to set up a time at your convenience.

Sincerely,

/s/ Coley Clark

Coley Clark

President and Chief Executive Officer

Form 10-K for the Year Ended December 31, 2004

Note C-Discontinued Operations, Restructuring, Impairment and Change in Accounting Estimate

Change in Accounting Estimate, page 33

1.               We note your response to our prior comment number 4.  In your response you did not assess materiality for each period impacted by your adjustment.  Please do so in your next response and include in your discussion, not only the impact on total revenues but also include a discussion of materiality as it relates to pre-tax net income.  Based on your breakdown, it appears that at a minimum, the change in revenues would have been material to your pre-tax net income for fiscal 2002 and 2003.  Therefore, tell us how you applied the guidance in SAB 99 in determining that a restatement of such periods was not considered necessary.

2.                           We further note your response that the use of calendar months was based on the Company’s reading of the contract terms, which was different than Dell’s reading of the contract terms, and that you believe the subsequent adjustment to be a change in accounting estimate.  A change in accounting estimate requires that an accounting estimate was made knowingly, and was necessary to begin with.  According to paragraph 10 of APB 20, “examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves.  Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment.  Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  A difference in understanding between two parties to a contract is indicative of an error.  The subsequent adjustment by the Company to align itself with Dell’s reading of the contract terms represents a correction of an error in previously issued financial statements rather than a change in estimate.  If the effect of the error is determined to be material to any period as per indicated in our previous comment, revise your historical financial statements to reflect the proper accounting in all periods or explain why you feel revision is not necessary.

3.                           We further note your statement “under the current contracts with Dell, the Company is entitled to a fixed amount per service call.”  However, your revised critical accounting estimates disclosures state that “certain estimates are used in recognizing revenue on a “per call” basis related to breakdown rates, contract types, calls related to specific contract types and contract periods.  Given the fact that the contracts include a stated, fixed amount per service call, we do not understand the need to “estimate” the amount of revenues earned and accordingly, your revised disclosures in the critical accounting policies discussion.  Please explain.

Response

In order to respond to comments 3, 4 and 5 above, we would like to again describe the facts and circumstances around the estimations in the revenue recognition process under our arrangement with Dell and the events that led to the change in estimate recorded in June 2004.

We perform warranty and extended service contract calls for Dell under various contracts.  We perform these services on both desktop computer equipment and non-desktop computer equipment.

In addition, the service will be performed either during the initial warranty period that is provided with all Dell computer equipment sold, or during an extended service period that is purchased at the option of Dell’s customers.

Prior to September 2000, we performed these services under contracts that paid us a fixed fee to cover all of the service calls we ran, regardless of the total number of calls.  We recognized revenue under those contracts on a straight line basis over the period we were required to perform service.  Under those contracts, we bore all of the risk related to breakdown rates of the equipment sold by Dell.  Therefore, we determined it was in our best interest to change the compensation structure for the service calls to remove that risk.

In September 2000, we executed new contracts with Dell whereby we would be compensated based on the number of service calls we would run.  The payment terms provided that we would be paid at the inception of each service contract based on an estimate of the number of calls that would be required for the covered equipment and the per-call rates in the contracts.  At the end each period, either the initial warranty period or the extended service period, we would true-up the actual number of calls to the original estimate and the difference that resulted would either be owed back to Dell, or Dell would owe us additional fees.

Revenue for the period beginning with the execution of the new contracts was recognized on a per call basis.  Due to the different types of computer equipment sold by Dell and the method of pricing the per call rate and the extended service period rates, as many as 48 different per call rates were in effect under the new contracts.  These rates varied based not only on the type of equipment and whether the service call was during the initial warranty or extended service period, but also on the date on which the equipment was sold.

When we began performing service calls under the new contracts, Dell continued to provide us with the same level of information they had historically provided.  We received a dispatch from Dell which contained the customer name, address, service tag #, repair part needed, nature of call, and Dell dispatch #.  That was sufficient information to allow us to effectively perform the service.  However, this information did not include the date the equipment was sold.  That date would have allowed us to determine exactly which one of the many different rates in effect applied to that particular service call.  Therefore, in order to recognize revenue, we used a weighted average rate for all service calls we ran.  This was the estimate involved in recognizing revenue.

In September of 2001 we received the first true-up summary data from Dell.  This data reconciled the original payments made to us in September 2000 to the amount owed to us based on the actual number of calls ran.  However, the data provided by Dell was in a summary format only and did not include sufficient detail for us to reconcile our internal records to the final amount determined by Dell.  As we were unable to completely validate the information Dell provided us, we did not record any true-up to the revenue we recognized at the time.  Instead, we requested additional information from Dell to validate the information they were sending us for the true-ups.

In April of 2002, we began to receive dispatch data on each call in the form of incident files from Dell.  This helped us to begin the process of validating the true-up data sent to use by Dell, but it did not include all of the information needed, in particular it did not include the date the particular equipment was sold.  We continued to receive the incident files throughout 2002 and early 2003.  In February 2003, we began to receive the correct contract files from Dell.  These files included the complete information, including date the equipment was sold, that would allow us to completely validate the true-up data.  To perform the reconciliation, we had set up an Access database to tie all of the call data together and connect each call we ran to both the incident and contract files and determine which rate would apply to the call.  During this period we were receiving files from Dell related to desktop equipment.  In January 2004, we began to receive the same information for non-desktop equipment.  In April of 2004 we had completed all of the reconciliations of call data for calls run through March of 2004.  After completing all of the reconciliations, we validated the process and the information with Dell.  We then recorded an entry in June 2004 to change our original estimate of revenue for the calls we ran that was based on our estimate of the weighted average rate.

For 2004 forward, we are now able to more timely determine the exact pricing applied to a given call once all data is received, which involves estimating the service call price for a period of only one to two months.

We acknowledge that getting to the point where we could record the true-up adjustment to contract activity for the periods from September 2000 to March of 2004 was a lengthy period of time.  This was due to the high volume of individual calls (in excess of 800,000 each year) and the difficulty in obtaining information from Dell.  However, we believe that during that period we had the ability to reasonably estimate the revenue earned by the Company on a per call basis.  Additionally, we believe that we were recording revenue based on the best information available to us and that the adjustments to revenue recorded in June 2004  was due to the completion of a process that resulted in better information being available to us.

In regard to comment 3 above, below is a table that shows the percentage of the adjustment in terms of impact to revenue and pre-tax net income:

Year	Adjustment	% of Revenue	% of Pre-tax NI
2001	$53,000	0.01%	0.14%
2002	$2,294,000	0.60%	3.69%
2003	$1,690,000	0.45%	26.18%
2004	$306,000	0.08%	8.49%
Total	$4,343,000

Because the Company considered this adjustment to be as a result of a change in estimate, materiality was not considered as a relevant factor in assessing a potential restatement.  The Company relied upon APB 20 in making the determination that restatement of prior periods was not necessary due to the determination that this change resulted from a change in estimate.

In regard to comment 4 above, the difference in interpretation as to what constituted a contract year did impact our overall reconciliation process described above.  The change in estimate recorded in June 2004 did have an element related to that difference.  However, we are unable to quantify the amount of the adjustment related to that aspect of the true-up but we believe it is a relatively small component as the cutoff difference is about 5 days of activity.

In regard to comment 5 above, as many as 48 different rates may apply to a single call due to the different contract types.  As a result, estimates of the rate per call were used to recognize revenue.  Upon receipt of detailed contract data from Dell in early 2004, the exact rates were applied resulting in the adjustment in Q2 of 2004.  Currently, the call rate is estimated in the month the call is run, this estimate is now trued up within one to two months when the call is able to be matched to a specific contract rate.

In summary, we firmly believe that revenue was properly recorded in the historical financial statements based upon the best information available to the Company.  We believe we applied APB 20 in an appropriate manner.  We would welcome an opportunity to discuss this matter further with the Staff if you believe that is necessary.  If so, we would request a conference call in order to resolve this matter.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.